Hempitecture Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	$148,545.65
Fixed Assets	$24,408.11
Other Assets	$1,200.00
TOTAL ASSETS	**$174,153.76**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$40,545.67
Long-Term Liabilities	$8,497.97
Total Liabilities	**$49,043.64**
Equity	$125,110.12
TOTAL LIABILITIES AND EQUITY	**$174,153.76**

Hempitecture Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	34,514.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-108,891.03**
Net cash provided by operating activities	**$ -74,376.74**
INVESTING ACTIVITIES	**$7,701.99**
FINANCING ACTIVITIES	**$ -15.67**
NET CASH INCREASE FOR PERIOD	**$ -66,690.42**
Cash at beginning of period	70,719.80
CASH AT END OF PERIOD	**$4,029.38**

Hempitecture Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	**$771,619.93**
Cost of Goods Sold	**$462,489.18**
GROSS PROFIT	**$309,130.75**
Expenses	**$262,984.27**
NET OPERATING INCOME	**$46,146.48**
Other Expenses	**$11,632.19**
NET OTHER INCOME	**$ -11,632.19**
NET INCOME	**$34,514.29**

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in capital	Accumulated Deficit	Total Stockholders' Equity
	# of Shares	Amount			
Balance at December 31, 2020	10,000,000	$ 1,000	$ 120,000	$ (19,135)	$ 90,597
Issuance of common stock in connection with anti-dilution rights			$ -	$ -	$ -
Stock-based compensation - vested stock options	$ -	$ -	$ -	$ -	
Net income (loss)	$ -	$ -	$ 34,514	$ 34,514	
Balance at December 31, 2021	10,000,000	$ 1,000	$ 120,000	$ 15,379	$ 125,111
Issuance of common stock in connection with anti-dilution rights	$ -	$ 4,547,109	$ -	$ 4,547,109	
Stock-based compensation - vested stock options	$ -	$ -	$ -	$ -	
Net income (loss)	$ -	$ -	$ (579,519)	$ (579,519)	
Balance at December 31, 2022	10,000,000	$ 1,000	$ 4,667,109	$ (564,140)	$ 4,092,701

NOTE 1: NATURE OF OPERATIONS

Hempitecture Inc., ("Company"), is a Public Benefit Corporation incorporated on September 24, 2018 under the laws of the State of Delaware.

The Company is a materials and building products company that manufactures and distributes biobased products across North America.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company has adopted the calendar year as its basis of reporting.

Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31st.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Hempitecture Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	$1,243,769.24
Fixed Assets	$2,999,075.62
Other Assets	$45,819.36
TOTAL ASSETS	**$4,288,664.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$189,495.86
Long-Term Liabilities	$6,416.27
Total Liabilities	**$195,912.13**
Equity	$4,092,752.09
TOTAL LIABILITIES AND EQUITY	**$4,288,664.22**

Hempitecture Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	$758,315.45
Cost of Goods Sold	$806,182.51
GROSS PROFIT	$ -47,867.06
Expenses	$541,437.21
NET OPERATING INCOME	$ -589,304.27
Other Income	$21,002.40
Other Expenses	$11,217.23
NET OTHER INCOME	$9,785.17
NET INCOME	$ -579,519.10

Hempitecture Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	$ -961,658.52
INVESTING ACTIVITIES	$ -2,483,098.40
FINANCING ACTIVITIES	$4,545,079.37
NET CASH INCREASE FOR PERIOD	$1,100,322.45
Cash at beginning of period	4,029.38
CASH AT END OF PERIOD	$1,104,351.83

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in capital	Accumulated Deficit	Total Stockholders' Equity
	# of Shares	Amount			
Balance at December 31, 2021	10,000,000	$ 1,000	$ 120,000	$ 4,111	$ 125,111
Issuance of common stock in connection with anti-dilution rights		$ -	$ 4,547,109	$ -	$ 4,547,109
Stock-based compensation - vested stock options		$ -	$ -	$ -	$ -
Net income (loss)		$ -	$ -	$ (579,519)	$ (579,519)
Balance at December 31, 2022	10,000,000	$ 1,000	$ 4,667,109	$ (575,408)	$ 4,092,700

NOTE 1: NATURE OF OPERATIONS

Hempitecture Inc., ("Company"), is a Public Benefit Corporation incorporated on September 24, 2018 under the laws of the State of Delaware.

The Company is a materials and building products company that manufactures and distributes biobased products across North America.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of goods and services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2022 the allowance for doubtful accounts was $0.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for equipment and 7 years for furniture and fixtures. Property and equipment as of December 31, 2022 was as follows:

		2022
Equipment	$	2,957,044
Furniture and Fixtures	$	5,149
Total Property and Equipment	$	2,962,194
Less Accumulated depreciation	$	17,478
Property and equipment, net		2,944,715

Inventory

Hempitecture's current cost of goods sold and inventory calculation does not reflect real-time inventory levels or COGS for the balance ending December 31, 2022. Hempitecture calculates all materials bought to produce inventory as Cost of Goods Sold at the time of purchase, and manufactured product is not then entered into inventory. For that reason, our current Cost of Goods sold is inflated to reflect materials purchased that have not been turned into saleable inventory. In the future, when producing at scale, we intend to have a better record and understanding of inventory levels and raw materials on hand.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The company had no disposals in the years ended December 31, 2022.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank, accounts receivable, accounts payable, accrued expenses, and term loan.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2020 and 2019, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented. The Company recognizes revenue at the time of shipment and as services are rendered.

Advertising Expense

Advertising expenses are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 3: DEBT FINANCING AGREEMENTS

Equipment Loan

On August 21, 2020, the Company entered into an equipment loan with CIT Bank, N.A. in the amount of $11,212. The loan has a fixed interest rate of 9.77% per annum and matures in August 2025.

Future Maturities

As of December 31, 2022, future principal payment for the equipment loan were as follows:

2023	$	2,294
2024	$	2,529
2025	$	1,609
Total	$	6,432

NOTE 4: STOCKHOLDERS' Equity

The Company has 10,000,000 authorized shares of common stock with par value of $.0001 per share. As of both December 31, 2022 Company has 10,000,000 shares of common stock issued and outstanding. $6,432

NOTE 5: RELATED PARTY TRANSACTIONS

During the years ended December 31, 2022 there were no significant related party transactions excluding small insulation sales to employees or advisors.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2022 the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 7: LEASE COMMITMENTS

On November 8, 2019, the Company entered into a lease agreement for its current office space with 323 Lewis St. LLC for twenty-four months which commenced on December 1, 2019. Monthly base rent on this lease agreement is $1,200. On June 30th, 2020 the Company opted to extend a lease with 323 Lewis St. LCC for an additional two years through December 31, 2022 with a monthly base rent of $1,250 beginning January 1, 2021 and $1,300 January 1, 2022. The Company exercised its first additional options to extend the lease two years with a rent increase of $50 per month for each option period, starting with a rent of $1,350 January 1, 2023 and $1,400 in 2024.

The Company has from time to time and is currently engaged in monthly rental agreements with storage facilities for the purpose of warehousing material but has no extended commitments to these facilities.

The Company signed a 10yr lease agreement with NB1, LLC starting July 1, 2022 to rent manufacturing and warehousing space in Jerome, Idaho. The cost of this agreement per month excluding triple net expenses is $22,309.68 with abatements through January 2023.

Total rent expense recognized for the year ended December 31, 2022 amounted to $79,483.75 including prepaid rent expense for January 2023 totalling $23,096.

Future minimum lease payments under these operating lease agreements as of December 31, 2022 are as follows:

2023	$276,477.64
2024	$292,547.64
Total Lease Payments	$569,025.28

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through 04/30/2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.